Issuer Free Writing Prospectus filed pursuant to Rule 433
supplementing the Preliminary Prospectus Supplement dated April 30, 2024
Registration No. 333-271553

Pricing Term Sheet

T-MOBILE USA, INC.
€2,000,000,000
3.550% Senior Notes due 2029 (the “2029 Notes”)
3.700% Senior Notes due 2032 (the “2032 Notes”)
3.850% Senior Notes due 2036 (the “2036 Notes” and, together with the 2029 Notes and the 2032 Notes, the “Notes”)

Pricing Supplement, dated April 30, 2024, to Preliminary Prospectus Supplement, dated April 30, 2024 (the “Preliminary Prospectus Supplement”), of T-Mobile USA, Inc. The information in this Pricing Supplement supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement only to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used in this Pricing Supplement but not defined herein have the meanings given them in the Preliminary Prospectus Supplement.

	2029 Notes	2032 Notes	2036 Notes

Principal Amount:	€600,000,000	€750,000,000	€650,000,000

Title of Securities:	3.550% Senior Notes due 2029	3.700% Senior Notes due 2032	3.850% Senior Notes due 2036

Final Maturity Date:	May 8, 2029	May 8, 2032	May 8, 2036

Public Offering Price:	99.968% of principal amount, plus accrued and unpaid interest, if any, from May 8, 2024	99.905% of principal amount, plus accrued and unpaid interest, if any, from May 8, 2024	99.603% of principal amount, plus accrued and unpaid interest, if any, from May 8, 2024

Coupon:	3.550%	3.700%	3.850%

Yield-to-Maturity:	3.557%	3.714%	3.892%

Mid-Swap Yield:	2.957%	2.864%	2.862%

Spread to Mid-Swap Yield:	+60 bps	+85 bps	+103 bps

Benchmark:	0.250% DBR due February 15, 2029	0.000% DBR due February 15, 2032	0.000% DBR due May 15, 2035

Benchmark Yield:	2.573%	2.527%	2.627%

Spread to Benchmark:	+98.4 bps	+118.7 bps	+126.5 bps

Gross Proceeds Before Expenses:	€599,808,000	€749,287,500	€647,419,500

Net Proceeds Before Expenses:	€598,458,000	€747,037,500	€645,014,500

ISIN Numbers / Common Codes:	ISIN: XS2746662696 Common Code: 274666269	ISIN: XS2746662936 Common Code: 274666293	ISIN: XS2746663074 Common Code: 274666307

Terms Applicable to All Notes

Issuer:	T-Mobile USA, Inc., a Delaware corporation

Optional Redemption:
Prior to the applicable Par Call Date with respect to each series of Notes, the Issuer may redeem the Notes of such series at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of:

(i) 100% of the principal amount of the Notes to be redeemed; and
(ii)
(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon, not including any portion of these payments of interest accrued as of the date of which the notes are to be redeemed, discounted to the redemption date (assuming that such Notes matured on their applicable Par Call Date) on an annual basis (ACTUAL / ACTUAL (ICMA)) at the applicable Comparable Government Bond Rate plus 15 basis points in the case of the 2029 Notes, 20 basis points in the case of the 2032 Notes and 20 basis points in the case of the 2036 Notes less (b) unpaid interest accrued to the date of redemption (any excess of the amount described in this bullet point over the amount described in the immediately preceding bullet point, the “Make-Whole Premium”);

plus, in either case, accrued and unpaid interest thereon to the redemption date.

On or after the applicable Par Call Date with respect to each series of Notes, the Issuer may redeem the Notes of such series, in whole or in part, at any time or from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

“Par Call Date” with respect to the applicable Series means:

	Series	Par Call Date
	2029 Notes	April 8, 2029
	2032 Notes	February 8, 2032
	2036 Notes	February 8, 2036

Clearing and Settlement:	Euroclear / Clearstream

Anticipated Listing:	The Nasdaq Bond Exchange

Interest Payment Dates:	Annually on May 8, commencing May 8, 2025

Record Dates:	The Business Day immediately preceding each interest payment date.

Underwriters:
Joint Book-Running Managers:
Barclays Bank PLC
BNP Paribas
Deutsche Bank AG, London Branch
J.P. Morgan Securities plc
Citigroup Global Markets Limited
Goldman Sachs & Co. LLC
Morgan Stanley & Co. International plc
RBC Europe Limited
Société Générale
UBS AG London Branch
Wells Fargo Securities International Limited
Banco Santander, S.A.
Commerzbank Aktiengesellschaft
Crédit Agricole Corporate & Investment Bank
Mizuho International plc
MUFG Securities EMEA plc
SMBC Nikko Capital Markets Limited
The Toronto-Dominion Bank
Truist Securities, Inc.
U.S. Bancorp Investments, Inc.

Co-Managers:
ING Bank N.V., Belgian Branch
NatWest Markets Plc
PNC Capital Markets LLC
Scotiabank (Ireland) Designated Activity Company

Trade Date:	April 30, 2024

Settlement Date:
May 8, 2024 (T+5)

We expect that delivery of the Notes will be made to investors on or about May 8, 2024, which will be the fifth London business day following the date of this pricing supplement (such settlement being referred to as “T+5”).  Under the E.U. Central Securities Depositaries Regulation, trades in the secondary market generally are required to settle in two London business days unless the parties to a trade expressly agree otherwise. Also, under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade the Notes prior to the second London business day before the settlement date will be required, by virtue of the fact that the Notes initially will settle in T+5, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisors.

Form of Offering:	SEC Registered (Registration No. 333-271553)

Denominations:	€100,000 and integral multiples of €1,000

_______________

The Issuer has filed a registration statement (Registration No. 333-271553) (including a Prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the Prospectus in that registration statement, the related Preliminary Prospectus Supplement and other documents the Issuer has filed with the SEC, for more complete information about the Issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.  Alternatively, the Issuer, the underwriters or any dealer participating in the offering will arrange to send you the Prospectus and related Preliminary Prospectus Supplement if you request it by contacting Barclays Bank PLC, 1 Churchill Place, London E14 5HP, United Kingdom, Telephone: +1-888-603-5847, Email: LeadManagedBondNotices@barclayscorp.com; BNP Paribas, 10 Harewood Avenue, Attention: Fixed Income Syndicate, London NW1 6AA, United Kingdom, Email: dl.syndsupportbonds@uk.bnpparibas.com, Telephone (toll-free): +1-800-854-5674; Deutsche Bank AG, London Branch, 21 Moorfields, London EC2Y 9DB, United Kingdom, Attention: Prospectus Group, Telephone: +1 800-503-4611, Email: prospectus.CPDG@db.com and J.P. Morgan Securities plc, 25 Bank Street, Canary Wharf, London E14 5JP, United Kingdom, Attention: Head of International Syndicate, Telephone (for non-US investors): +44-20-7134-2468, Email: emea_syndicate@jpmorgan.com or J.P. Morgan Securities LLC (for U.S. investors) at +1-212-834-4533 (call collect).

Manufacturer target market (MiFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) pursuant to Regulation (EU) 1286/2014 has been prepared as not available to retail in EEA.

Manufacturer target market (UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No UK PRIIPs key information document (KID) pursuant to Regulation (EU) 1286/2014 as it forms part of UK domestic law by virtue of the EUWA has been prepared as not available to retail in the UK.

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